EXHIBIT 21.1
LIST OF SUBSIDIARIES OF Avangrid, Inc.

Name of Subsidiary	State or Jurisdiction of Incorporation Or Organization

Avangrid Networks, Inc.(1)*	Maine

New York State Electric & Gas Corporation(2)	New York

Rochester Gas and Electric Corporation(2)	New York

Central Maine Power Company(2)	Maine

Maine Natural Gas Corporation(2)	Maine

UIL Holdings Corporation(2)	Connecticut

The United Illuminating Company(4)	Connecticut

The Southern Connecticut Gas Company(4)	Connecticut

Connecticut Natural Gas Corporation(4)	Connecticut

The Berkshire Gas Company(4)	Massachusetts

Avangrid Renewables Holdings, Inc.(1)*	Delaware

Avangrid Renewables, LLC(3)	Oregon

(1)Subsidiary of Avangrid, Inc.
(2)Subsidiary of Avangrid Networks, Inc.
(3)Subsidiary of Avangrid Renewables Holdings, Inc.
(4)Subsidiary of UIL Holdings Corporation

*	Holding Company